UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

CARO HOLDINGS, INC.
(Name of Issuer)

Common

(Title of Class of Securities)

14367H 100

(CUSIP Number)

 Meriesha Rennalls

Caro Holdings Inc.

7 Castle Street, Sheffield, UK S3 8LT

+1 786 755 3210

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14367H100	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER McEACHNIE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,795,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 36,795,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,795,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.99%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 14367H100	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, $0.00001 par value ("Shares"), of Caro Holdings, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 7 Castle Street, Sheffield UK, S3 8LT; its telephone number is (786) 755-3210.

Item 2.  Identity and Background.

This Schedule 13D is being filed by Christopher McEachnie (the "Reporting Person" or "Mr. McEachnie"). Mr. McEachnie's business address is 7 Castle Street, Sheffield UK, S3 8LT. Mr. McEachnie is a director and the chief executive officer of the Issuer.

During the last five years neither the Reporting Person, nor, to the knowledge of its principals, any of its respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Person, nor, to the knowledge of its principals, its executive officers or directors, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Mr. McEachnie used personal funds for the transaction in the Shares reported in this Schedule 13D.

Item 4.  Purpose of Transaction.

On April 28, 2022, the Reporting Person and Rozh Caroro, the then current and prior majority controlling shareholder, to acquire Mr. Caroro's 36,795,000 Shares in the Issuer. In conjunction with this transaction Rozh Caroro appointed Chris McEachnie as the President, Chief Executive Officer, Treasurer and Director of the Issuer and resigned from Mr. Caroro's officer and director positions with the Issuer on or about April 25 and April 28, 2022. Since such time, Mr. McEachnie has resigned from all officer positions with the Issuer, and retains only his director position.

(a)	Mr. McEachnie is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.

Mr. McEachnie has no other present intent to take any action that would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;
(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer’s business or corporate structure;
(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;
(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;
(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. McEachnie will continue to review its investment in the Issuer and reserves the right to change its intentions with respect to any or all of such matters

CUSIP No. 14367H100	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a)-(b).

Mr. McEachnie has the sole power to vote and dispose of 36,795,000 Shares. The 36,795,000 Shares beneficially owned by Mr. McEachnie constitute approximately 92% of the Shares outstanding as of the date of this filing. As of the date of this filing, there are nine registered shareholders in the Issuer.

(c).	In the last sixty days, Mr. McEachnie has not purchased or sold any Shares of the Issuer.

(d).	Not applicable.

(e).	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2023.	/s/ Christopher McEachnie
CHRISTOPHER McEACHNIE

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